ENERGY FUELS INC.
(the “Corporation”)

Report of Voting Results

In accordance with section 11.3 of National Instruments 51-102 – Continuous Disclosure Obligations, the Corporation hereby advises of the results of the voting on the matters submitted to the Annual and Special Meeting (the “Meeting”) of shareholders of the Corporation (the “Shareholders”) held on Thursday, June 18, 2015. At the Meeting, Shareholders were asked to consider certain matters outlined in the Notice of Annual and Special Meeting and Amended Management Information Circular date May 21, 2015 (the “Management Information Circular”).

The matters voted upon at the Meeting and the results of the voting were as follows:

1.      Election of Directors

Canada Stock Transfer Company (“CST”) provided the Corporation with a scrutineer’s report setting out the details of proxies received by CST in accordance with the Management Information Circular. The scrutineer’s report showed that the shares represented by the proxies received by CST which specified voting instructions were directed to be voted as follows in respect of the election of the eight individuals named in the Management Information Circular as nominees for election as directors of the Corporation:

Nominee	Votes For	% For	Votes Withheld	% Withheld
J. Birks Bovaird	5,888,893	97.36%	159,418	2.64%
Stephen P. Antony	5,903,322	97.60%	144,989	2.40%
Paul A. Carroll	5,888,881	97.36%	159,430	2.64%
Lawrence A. Goldberg	5,886,847	97.33%	161,464	2.67%
Bruce D. Hansen	5,900,175	97.55%	148,136	2.45%
Ron F. Hochstein	4,159,912	68.78%	1,888,399	31.22%
Joo Soo Park	5,904,083	97.62%	144,228	2.38%
Richard J. Patricio	3,307,363	54.68%	2,740,948	45.32%

As a result of the foregoing, a vote by way of show of hands was held at the Meeting, and each of the above-noted eight nominees was elected a director of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

2.      Appointment of Auditors

By a resolution passed by a vote of the Shareholders held by way of a show of hands, KMPG LLP, Chartered Accountants, were reappointed as the auditors of the Corporation to hold officer until the next annual meeting of shareholders, at a remuneration to be fixed by the directors, and the directors were authorized to fix their remuneration. The scrutineer’s report showed that of the shares represented by the proxies received by CST which specified voting instructions in respect of this matter, 8,681,268 shares (98.54%) were directed to be voted in favour, and 128,419 shares (1.46%) were directed to be withheld from voting.

3.      Approval of Shareholder Rights Plan

By an ordinary resolution passed by vote of the Shareholders held by show of hands, the extension of the Corporation’s Shareholder Rights Plan was ratified and approved. The vote was passed by 5,668,640 shares voted in favour (93.73%) and 379,511 shares voted against (6.27%) .

4.      Ratification of 2015 Omnibus Equity Incentive Compensation Plan and Unallocated Restricted Share Units

By an ordinary resolution passed by vote of the Shareholders held by show of hands, the Corporation’s 2015 Omnibus Equity Incentive Compensation Plan was ratified and approved, and the grant of unallocated restricted share units under the plan was ratified, approved and authorized. The scrutineer’s report showed that the shares represented by the proxies received by CST which specified voting instructions in respect of this matter, 5,621,878 shares (92.72%) were directed to be voted in favour, and 441,603 shares (7.28%) were directed to be voted against.

5.      Ratification and Approval of the Transaction with Uranerz Energy Corporation

By an ordinary resolution passed by vote of the Shareholders held by ballot, (i) the issuance of common shares of the Corporation, pursuant to an acquisition by the Corporation of Uranerz by way of merger with the Corporation’s wholly owned subsidiary EFR Nevada Corp. with and into Uranerz, pursuant to which, among other things, the Corporation will issue common shares to the shareholders of Uranerz in exchange for all issued and outstanding shares of Uranerz common stock on the basis of 0.255 common shares of the Corporation for each whole share of Uranerz common stock; (ii) the assumption of outstanding Uranerz options and Uranerz warrants and the issuance of common shares of the Corporation on exercise thereof; (iii) the issuance of common shares of the Corporation to Cantor Fitzgerald Canada Corporation and Haywood Securities Inc. in satisfaction of their respective advisory fees; and (iv) the issuance of common shares of the Corporation in satisfaction of certain severance obligations to certain Uranerz employees, all were confirmed and approved. The scrutineer’s report showed that the shares represented by the proxies received by CST which specified voting instructions in respect of the matter, 3,453,443 shares (64.42%) were directed to be voted in favour, and 1,907,443 shares (35.58%) were directed to be voted against.

DATED this 18th day of June, 2015

ENERGY FUELS INC.

Per:_”David C. Frydenlund”
           David C. Frydenlund, Corporate Secretary